SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 2)
________________________

McCormick & Schmick’s Seafood Restaurants, Inc.
(Name of Subject Company)
________________________

Landry’s MSA Co., Inc.
Landry’s, Inc.
 (Names of Filing Persons—Offeror)
____________________________________

Common Stock, par value $0.001 per share
 (Including Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)
______________________

579793100
(CUSIP Number of Class of Securities)
________________________

Tilman J. Fertitta
Chairman of the Board, President and Chief Executive Officer
Landry’s, Inc.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$131,630,827	$15,085

* Calculated solely for purposes of determining the filing fee.  The calculation assumes the purchase of 14,889,523 issued and outstanding shares of common stock, par value $0.001 per share, at $8.75 per share. The transaction value also includes the purchase of 154,000 shares issuable pursuant to the exercise of outstanding options with an exercise price less than $8.75 per share. The share numbers have been provided to the Offerors by the subject company and are as of November 1, 2011.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011460.

☒       Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $15,085

Form or Registration No.:  Schedule TO-T

Filing Party:  Landry’s MSA Co., Inc. and Landry’s, Inc.

Date Filed: November 22, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 22, 2011, as amended by Amendment No. 1 to Schedule TO filed on December 2, 2011 (as so amended, the “Schedule TO”), relating to the offer by Landry’s MSA Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Landry’s, Inc., a Delaware corporation (“Landry’s”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), including the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share (the “Rights”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $8.75 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated November 22, 2011, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.   Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

“On December 19, 2011, Purchaser extended the Offer until 5:00 p.m., New York City time, on December 30, 2011, unless further extended. The full text of the press release issued by Landry’s on December 19, 2011 announcing the extension of the Offer is filed as Exhibit (a)(5)(E) hereto and is incorporated by reference.”

The Offer to Purchase is hereby amended as follows:

General Amendment

All references to “12:00 Midnight, New York City time, on December 20, 2011” in the Offer to Purchase are amended to be references to “5:00 p.m., New York City time, on December 30, 2011.”

Section 10—“Background of the Offer”

Section 10—“Background of the Offer” of the Offer to Purchase is amended to add the following:

“On December 19, 2011, Landry’s and Purchaser exercised their right to extend the Offer prior to the initial Expiration Date and (i) irrevocably waived (A) all of the conditions to the Offer (other than (1) the Minimum Tender Condition, which may be waived by Landry’s and Purchaser only with the prior written consent of MSSR, and (2) the condition that there not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger), (B) Landry’s right to terminate for MSSR’s breach of a representation, warranty or covenant under the Merger Agreement, and (C) the condition that the waiting period applicable to the Merger under the HSR Act and applicable foreign antitrust laws shall have expired or been terminated and (ii) deposited into an escrow account, the aggregate funds necessary to consummate the Offer and the Merger, the release of which is conditioned only upon the occurrence of the acceptance for payment by Purchaser of Shares pursuant to the Offer.  Also on December 19, 2011, Purchaser issued a press release extending the Expiration Date of the Offer until 5:00 p.m., New York City time, on December 30, 2011.”

Section 11—“Merger Agreement”

Section 11—“Merger Agreement” of the Offer to Purchase is amended to add the following:

“Waiver to Agreement and Plan of Merger.  On December 19, 2011, Landry’s and Purchaser exercised their right to extend the Offer prior to the initial Expiration Date and (i) irrevocably waived, pursuant to a Waiver to Agreement and Plan of Merger, (A) all of the conditions to the Offer (other than (1) the Minimum Tender Condition, which may be waived by Landry’s and Purchaser only with the prior written consent of MSSR, and (2) the condition that there not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger), (B) Landry’s right to terminate for MSSR’s breach of a representation, warranty or covenant under the Merger Agreement, and (C) the condition that the waiting period applicable to the Merger under the HSR Act and applicable foreign antitrust laws shall have expired or been terminated and (ii) deposited into an escrow account, pursuant to an Acceptable Escrow Agreement (as defined in the Merger Agreement), the aggregate funds necessary to consummate the Offer and the Merger, the release of which is conditioned only upon the occurrence of the acceptance for payment by Purchaser of Shares pursuant to the Offer.”

The full text of the Waiver to Agreement and Plan of Merger is filed as Exhibit (d)(3) hereto and is incorporated by reference.”

Section 13—“Source and Amount of Funds”

The fifth paragraph of Section 13—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On December 19, 2011, Landry’s caused Landry’s Finance Acquisition Co., a New Jersey corporation and an indirect wholly-owned subsidiary of Landry’s, to borrow $50.0 million under a Term Loan Credit Agreement with Wells Fargo Capital Finance, LLC, as lender (the “Stage I Term Loan”).  The proceeds from the Stage I Term Loan are being held in escrow pursuant to an Acceptable Escrow Agreement and will be released to fund, together with the proceeds from the Stage I Offering (as described below), the aggregate consideration payable in connection with the Offer and the Merger, upon the effectiveness of the Merger.  The obligations under the Stage I Term Loan will be assumed by Landry’s concurrently upon consummation of the Merger, and will represent the Additional Portion of the Term Loan under the Credit Agreement.  Our obligations under the Credit Agreement, including the Additional Portion of the Term Loan, will continue to be (i)  unconditionally guaranteed jointly and severally by each direct and indirect, existing and future subsidiary of ours, other than our unrestricted and foreign subsidiaries, including the subsidiaries that own and operate the Golden Nugget Hotel and Casino, and any subsidiary that is a controlled foreign corporation and (ii) secured, subject to permitted liens, by a perfected first priority security interest in substantially all of our and the guarantor’s tangible and intangible assets and all of the capital stock of each guarantor (but limited, in the case of the voting stock of a controlled foreign corporation, to 65% of all such voting stock to the extent the pledge of a greater percentage would result in material adverse tax consequences to the surviving corporation).”

The seventh paragraph of Section 13—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On December 14, 2011, Landry’s caused Landry’s Acquisition Co., a Texas corporation and an indirect wholly-owned subsidiary of Landry’s, to issue $115.0 million aggregate principal amount of 11 5/8% Senior Secured Notes due 2015 (the “Stage I Offering”), which will be exchanged automatically upon the consummation of the Merger, for Landry’s 11 5/8% Senior Secured Notes due 2015 (the “Notes”).  The proceeds from the Stage I Offering are being held in escrow pursuant to an Acceptable Escrow Agreement and will be released to fund, together with the proceeds from the Term Loans, the aggregate consideration payable in connection with the Offer and the Merger, upon the effectiveness of the Merger.  The Notes will constitute an additional issuance of Landry’s 11 5/8% Senior Secured Notes due 2015 pursuant to that certain indenture, dated as of November 30, 2009, by and between Landry’s, the subsidiary guarantors party thereto, Deutsche Bank Trust Company Americas, as collateral agent, and Wilmington Trust Company, National Association, as successor trustee (as amended and supplemented, the “Indenture”), in a private transaction that is not subject to the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under which Landry’s previously issued $540.5 million in aggregate principal amount of 11 5⁄8% Senior Secured Notes due 2015 (the “existing notes”).”

Section 16—“Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes”

The penultimate paragraph of the subsection captioned “Litigation” of Section 16—“Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” of the Offer to Purchase is hereby amended to add the following:

“The Court of Chancery of the State of Delaware scheduled a hearing for December 16, 2011 to consider plaintiffs’ motion for a preliminary injunction.  On December 15, 2011, solely to avoid the costs, disruption and distraction inherent in litigation, and without admitting the validity of any allegations made in the consolidated action or any liability with respect thereto, the parties to the consolidated action entered into a memorandum of understanding (“MOU”) to settle all claims asserted in the consolidated action.  In connection with the MOU, MSSR has agreed to further amend the Schedule 14D-9, previously filed with the SEC, to include certain additional disclosures set forth in Amendment No. 2 to the Schedule 14D-9.  The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval, as well as the successful completion of the Merger.  The stipulation will include a complete release of all claims against defendants and their families, affiliates, representatives, agents and assigns which relate in any way to the consolidated action, the Offer, the Merger or the transactions contemplated by the Merger Agreement, whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule. The stipulation will also include defendants’ denial that they have committed any violations of law.  In the event the settlement is not approved or such conditions are not satisfied, MSSR, Landry’s and Purchaser will continue to vigorously defend all the actions related to the Offer and the Merger.”

The last paragraph of the subsection captioned “Litigation” of Section 16—“Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” of the Offer to Purchase is hereby deleted in its entirety.

The Letter of Transmittal is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on December 20, 2011” in the Offer to Purchase are amended to be references to “5:00 p.m., New York City time, on December 30, 2011.”

The Notice of Guaranteed Delivery is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on December 20, 2011” in the Offer to Purchase are amended to be references to “5:00 p.m., New York City time, on December 30, 2011.”

The Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on December 20, 2011” in the Offer to Purchase are amended to be references to “5:00 p.m., New York City time, on December 30, 2011.”

The Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on December 20, 2011” in the Offer to Purchase are amended to be references to “5:00 p.m., New York City time, on December 30, 2011.”

ITEM 12.         Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(E)	Press Release issued by Landry’s, Inc. dated December 19, 2011.

(d)(3)	Waiver to Agreement and Plan of Merger, dated as of December 19, 2011, by and among Landry’s, Inc., Landry’s MSA Co., Inc. and McCormick & Schmick’s Seafood Restaurants, Inc.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011
LANDRY’S MSA CO., INC.
	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	Chairman of the Board and President

LANDRY’S, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated November 22, 2011.(1)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9). (1)
(a)(1)(C)	Notice of Guaranteed Delivery. (1)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. (1)
(a)(1)(F)	Summary Advertisement published on November 22, 2011. (1)
(a)(5)(A)	Press Release issued by Landry’s, Inc. dated November 8, 2011 (incorporated by reference to Schedule TO filed by Landry’s, Inc. with the Securities and Exchange Commission on November 8, 2011).
(a)(5)(B)
Press Release issued by McCormick & Schmick’s Seafood Restaurants, Inc. dated November 8, 2011 (incorporated by reference to Schedule 14D-9C filed by McCormick & Schmick’s Seafood Restaurants, Inc. with the Securities and Exchange Commission on November 8, 2011).

(a)(5)(C)	Joint Press Release dated November 22, 2011. (1)
(a)(5)(D)	Press Release issued by Landry’s, Inc. dated November 28, 2011.(2)
(a)(5)(E)	Press Release issued by Landry’s, Inc. dated December 19, 2011
(b)(1)
Commitment Letter, dated as of November 7, 2011, by and between Landry’s, Inc. and Jefferies Group, Inc. (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed by Landry’s, Inc. with the Securities and Exchange Commission on November 10, 2011).

(d)(1)
Agreement and Plan of Merger, dated as of November 7, 2011, by and among Landry’s, Inc., Landry’s MSA Co., Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by McCormick & Schmick’s Seafood Restaurants, Inc. with the Securities and Exchange Commission on November 10, 2011).

(d)(2)
Confidentiality Agreement by and between Landry’s, Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. dated July 14, 2011 (incorporated by reference to Exhibit 99.2 to Amendment No. 4 to Schedule 13D filed by Landry’s, Inc. with the Securities and Exchange Commission on July 15, 2011).

(d)(3)	Waiver to Agreement and Plan of Merger, dated as of December 19, 2011, by and among Landry’s, Inc., Landry’s MSA Co., Inc. and McCormick & Schmick’s Seafood Restaurants, Inc.
(g)	None.
(h)	None.

(1) Previously filed with Schedule TO on November 22, 2011.
(2) Previously filed with Amendment No. 1 to Schedule TO on December 2, 2011.